Baytex Energy Corp.
Condensed Consolidated Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

As at	March 31, 2018	December 31, 2017

ASSETS
Current assets
Trade and other receivables	$110,566	$112,844
Financial derivatives (note 17)	16,940	18,510
	127,506	131,354
Non-current assets
Exploration and evaluation assets (note 5)	271,939	272,974
Oil and gas properties (note 6)	4,024,984	3,958,309
Other plant and equipment	8,645	9,474
	$4,433,074	$4,372,111

LIABILITIES
Current liabilities
Trade and other payables	$155,779	$144,542
Financial derivatives (note 17)	65,579	50,095
Onerous contracts	2,477	2,574
	223,835	197,211
Non-current liabilities
Bank loan (note 7)	211,831	212,138
Long-term notes (note 8)	1,510,909	1,474,184
Asset retirement obligations (note 9)	371,395	368,995
Deferred income tax liability	186,049	204,698
Financial derivatives (note 17)	655	—
	2,504,674	2,457,226

SHAREHOLDERS’ EQUITY
Shareholders' capital (note 10)	4,451,901	4,443,576
Contributed surplus	11,589	15,999
Accumulated other comprehensive income	535,426	463,104
Deficit	(3,070,516)	(3,007,794)
	1,928,400	1,914,885
	$4,433,074	$4,372,111

Subsequent event (note 7)

See accompanying notes to the condensed consolidated interim unaudited financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(thousands of Canadian dollars, except per common share amounts) (unaudited)

	Three Months Ended March 31
	2018	2017

Revenue, net of royalties
Petroleum and natural gas sales (note 11)	$286,067	$260,549
Royalties	(64,839)	(57,177)
	221,228	203,372

Expenses
Operating	65,888	64,130
Transportation	8,519	8,042
Blending and other	17,290	10,057
General and administrative	11,008	12,583
Exploration and evaluation (note 5)	2,019	1,322
Depletion and depreciation	108,289	122,331
Share-based compensation (note 12)	3,915	4,549
Financing and interest (note 15)	28,010	28,506
Financial derivatives loss (gain) (note 17)	27,550	(35,888)
Foreign exchange loss (gain) (note 16)	36,217	(10,588)
Gain on disposition of oil and gas properties	(1,486)	—
Other (income) expense	(279)	413
	306,940	205,457
Net income (loss) before income taxes	(85,712)	(2,085)
Income tax recovery
Current income tax recovery	(73)	(736)
Deferred income tax recovery	(22,917)	(12,445)
	(22,990)	(13,181)
Net income (loss) attributable to shareholders	$(62,722)	$11,096
Other comprehensive income (loss)
Foreign currency translation adjustment	72,322	(18,163)
Comprehensive income (loss)	$9,600	$(7,067)

Net income (loss) per common share (note 13)
Basic	$(0.27)	$0.05
Diluted	$(0.27)	$0.05

Weighted average common shares (note 13)
Basic	236,315	234,020
Diluted	236,315	236,023

See accompanying notes to the condensed consolidated interim unaudited financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at December 31, 2016	$4,422,661	$21,405	$629,863	$(3,094,968)	$1,978,961
Vesting of share awards	9,533	(9,533)	—	—	—
Share-based compensation	—	4,549	—	—	4,549
Comprehensive income (loss) for the period	—	—	(18,163)	11,096	(7,067)
Balance at March 31, 2017	$4,432,194	$16,421	$611,700	$(3,083,872)	$1,976,443
Balance at December 31, 2017	$4,443,576	$15,999	$463,104	$(3,007,794)	$1,914,885
Vesting of share awards	8,325	(8,325)	—	—	—
Share-based compensation	—	3,915	—	—	3,915
Comprehensive income (loss) for the period	—	—	72,322	(62,722)	9,600
Balance at March 31, 2018	$4,451,901	$11,589	$535,426	$(3,070,516)	$1,928,400

See accompanying notes to the condensed consolidated interim unaudited financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

	Three Months Ended March 31
	2018	2017

CASH PROVIDED BY (USED IN):
Operating activities
Net income (loss) for the period	$(62,722)	$11,096
Adjustments for:
Share-based compensation (note 12)	3,915	4,549
Unrealized foreign exchange loss (gain) (note 16)	36,046	(11,338)
Exploration and evaluation (note 5)	2,019	1,322
Depletion and depreciation	108,289	122,331
Non-cash financing and accretion (note 15)	3,499	3,314
Unrealized financial derivatives loss (gain) (note 17)	17,709	(35,614)
Gain on disposition of oil and gas properties	(1,486)	—
Deferred income tax recovery	(22,917)	(12,445)
Payments on onerous contracts	(97)	(1,846)
Asset retirement obligations settled (note 9)	(3,263)	(5,427)
Change in non-cash working capital	6,620	4,790
	87,612	80,732

Financing activities
Increase (decrease) in bank loan	(3,916)	72,742
	(3,916)	72,742

Investing activities
Additions to exploration and evaluation assets (note 5)	(1,287)	(3,785)
Additions to oil and gas properties (note 6)	(92,247)	(92,774)
Additions to other plant and equipment	—	(104)
Property acquisitions (note 6)	(187)	(66,084)
Proceeds from disposition of oil and gas properties (note 6)	2,213	80
Change in non-cash working capital	7,812	9,539
	(83,696)	(153,128)

Change in cash	—	346
Cash, beginning of period	—	2,705
Cash, end of period	$—	$3,051

Supplementary information
Interest paid	$18,876	$19,419
Income taxes paid	$16	$486

See accompanying notes to the condensed consolidated interim unaudited financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended March 31, 2018 and 2017
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.	REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

The audited consolidated financial statements of the Company as at and for the year ended December 31, 2017 are available through its filings on SEDAR at www.sedar.com and through the U.S. Securities and Exchange Commission at www.sec.gov.

2.	BASIS OF PRESENTATION
The condensed consolidated interim unaudited financial statements ("consolidated financial statements") have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). These consolidated financial statements do not include all the necessary annual disclosures as prescribed by IFRS and should be read in conjunction with the annual audited consolidated financial statements as at and for the year ended December 31, 2017.

The consolidated financial statements were approved by the Board of Directors of Baytex on May 3, 2018.

The consolidated financial statements have been prepared on a historical cost basis, with the exception of derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars which is the functional currency of the Company. All financial information is rounded to the nearest thousand, except per share amounts or when otherwise indicated.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies, critical accounting judgments and significant estimates used in preparation of the 2017 annual financial statements have been applied in the preparation of these consolidated financial statements, except for the adoption of IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments as described below.

Changes in significant accounting policies

Revenue Recognition

Baytex adopted IFRS 15 Revenue from Contracts with Customers with a date of initial application of January 1, 2018. For the year ended December 31, 2017, $8.3 million of commodity purchases related to heavy oil sales have been reclassified from petroleum and natural gas sales to blending and other expense to conform with the requirements of IFRS 15. There were no adjustments made to the January 1, 2018 opening statement of financial position on adoption. The additional disclosures required by IFRS 15 are provided in note 11 to these consolidated financial statements.

The nature of the Company's performance obligations, including roles of third parties and partners, are evaluated to determine if the Company acts as a principal. Baytex recognizes revenue on a gross basis when it acts as the principal and has primary responsibility for the transaction. Revenue is recognized on a net basis if Baytex acts in the capacity of an agent rather than as a principal.

Revenue from the sale of heavy oil, light oil and condensate, natural gas liquids, and natural gas is recognized based on the consideration specified in contracts with customers. Baytex recognizes revenue when control of the product transfers to the customer and collection is reasonably assured. The amount of revenue recognized is based on the consideration specified in the contract. This is generally at the point in time when the customer obtains legal title to the product which is when it is physically transferred to the pipeline or other transportation method agreed upon and collection is reasonably assured.

The transaction price for variable price contracts in the Canada and U.S. segments is based on a representative commodity price index, and may be adjusted for quality, location, delivery method, or other factors depending on the agreed upon terms of the contract. The amount of revenue recorded can vary depending on the grade, quality and quantities of oil or natural gas transferred to customers. Market conditions, which impact the Company's ability to negotiate certain components of the transaction price, can also cause the amount of revenue recorded to fluctuate from period to period.

Tariffs, tolls and fees charged to other entities for use of pipelines and facilities owned by Baytex are evaluated by management to determine if these originate from contracts with customers or from incidental or collaborative arrangements. Tariffs, tolls and fees charged to other entities that are from contracts with customers are recognized in revenue when the related services are provided.

Financial Instruments

Baytex adopted IFRS 9 Financial Instruments, on January 1, 2018 using the retrospective method. The adoption of this standard did not result in a change in the recognition or measurement of any of the Company's financial instruments on transition.

IFRS 9 contains three principal classification categories for initial classification of financial assets: measured at amortized cost, fair value through other comprehensive income (“FVOCI”); or fair value through profit or loss (“FVTPL”). The previous IAS 39 categories of held to maturity, loans and receivables and available for sale are eliminated. Financial assets are categorized based on the Company’s objective for the asset and the subsequent cash flows. A financial asset is classified as amortized cost if the asset is held with the objective to collect contractual cash flows that are solely payments of principal and interest on principal amounts outstanding. A financial asset is classified as FVOCI if the asset is held with the objective to both collect contractual cash flows and sell the financial asset. All other financial assets are measured at FVTPL. Financial assets are assessed for impairment using an expected credit loss model. Trade and other receivables are classified and measured at amortized cost.

The initial classification of financial liabilities under IFRS 9 is fundamentally unchanged from the requirements under IAS 39. A financial liability is measured at amortized cost or FVTPL. A financial liability is measured at FVTPL if it is held-for-trading, a derivative, or designated as FVTPL at initial recognition. For liabilities measured at FVTPL, any change in value resulting from a change in Baytex’s credit-risk is recorded through other comprehensive income or loss rather than net income or loss. Trade and other payables, bank loan and long-term notes are classified and measured as amortized cost.

Measurement Uncertainty and Judgments

Revenue - stand-alone selling price

Management is required to make estimates of the price at which the Company would sell the product separately to customers when allocating the transaction price realized in contracts using relative stand-alone selling prices. When making this estimate, management considers market prices and market conditions, as well as cash flows the Company intends to realize based on risk management policies, based on cost and margin objectives.

Future Accounting Pronouncements

Leases

In January 2016, the IASB issued IFRS 16 Leases which replaces IAS 17 Leases. IFRS 16 introduces a single recognition and measurement model for lessees, which will require recognition of lease assets and lease obligations on the balance sheet. Short-term leases and leases for low value assets are exempt from recognition and may be treated as operating leases and recognized through net income or loss. The standard is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 has been adopted. The standard shall be applied retrospectively to each period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. The Company will adopt IFRS 16 on January 1, 2019. The Company has developed a plan to identify and review its various lease agreements in order to determine the impact that adoption of IFRS 16 will have on the consolidated financial statements.

4.	SEGMENTED FINANCIAL INFORMATION

Baytex's reportable segments are determined based on the geographic location and nature of the underlying operations:

•	Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada;

•	U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the United States; and

•	Corporate includes corporate activities and items not allocated between operating segments.

	Canada		U.S.		Corporate		Consolidated
Three Months Ended March 31	2018	2017	2018	2017	2018	2017	2018	2017

Revenue, net of royalties
Petroleum and natural gas sales	$106,814	$108,151	$179,253	$152,398	$—	$—	$286,067	$260,549
Royalties	(11,334)	(12,633)	(53,505)	(44,544)	—	—	(64,839)	(57,177)
	95,480	95,518	125,748	107,854	—	—	221,228	203,372

Expenses
Operating	45,420	43,403	20,468	20,727	—	—	65,888	64,130
Transportation	8,519	8,042	—	—	—	—	8,519	8,042
Blending and other	17,290	10,057	—	—	—	—	17,290	10,057
General and administrative	—	—	—	—	11,008	12,583	11,008	12,583
Exploration and evaluation	2,019	1,322	—	—	—	—	2,019	1,322
Depletion and depreciation	46,340	49,831	61,120	71,353	829	1,147	108,289	122,331
Share-based compensation	—	—	—	—	3,915	4,549	3,915	4,549
Financing and interest	—	—	—	—	28,010	28,506	28,010	28,506
Financial derivatives loss (gain)	—	—	—	—	27,550	(35,888)	27,550	(35,888)
Foreign exchange loss (gain)	—	—	—	—	36,217	(10,588)	36,217	(10,588)
Gain on disposition of oil and gas properties	(1,486)	—	—	—	—	—	(1,486)	—
Other (income) expense	—	—	—	—	(279)	413	(279)	413
	118,102	112,655	81,588	92,080	107,250	722	306,940	205,457
Net income (loss) before income taxes	(22,622)	(17,137)	44,160	15,774	(107,250)	(722)	(85,712)	(2,085)
Income tax recovery
Current income tax recovery	—	—	(73)	(736)	—	—	(73)	(736)
Deferred income tax expense (recovery)	(6,107)	(4,628)	2,239	(7,520)	(19,049)	(297)	(22,917)	(12,445)
	(6,107)	(4,628)	2,166	(8,256)	(19,049)	(297)	(22,990)	(13,181)
Net income (loss)	$(16,515)	$(12,509)	$41,994	$24,030	$(88,201)	$(425)	$(62,722)	$11,096

Total oil and natural gas capital expenditures(1)	$49,499	$104,488	$42,009	$58,075	$—	$—	$91,508	$162,563
(1) Includes acquisitions, net of proceeds from divestitures.

As at	March 31, 2018	December 31, 2017
Canadian assets	$1,682,178	$1,677,821
U.S. assets	2,742,251	2,684,816
Corporate assets	8,645	9,474
Total consolidated assets	$4,433,074	$4,372,111

5.	EXPLORATION AND EVALUATION ASSETS

	March 31, 2018	December 31, 2017
Balance, beginning of period	$272,974	$308,462
Capital expenditures	1,287	7,118
Divestitures	(872)	(1,276)
Exploration and evaluation expense	(2,019)	(8,253)
Transfer to oil and gas properties	(4,337)	(20,198)
Foreign currency translation	4,906	(12,879)
Balance, end of period	$271,939	$272,974

6.	OIL AND GAS PROPERTIES

	Cost	Accumulated depletion	Net book value
Balance, December 31, 2016	$7,764,037	$(3,611,868)	$4,152,169
Capital expenditures	319,148	—	319,148
Property acquisitions	136,007	—	136,007
Transferred from exploration and evaluation assets	20,198	—	20,198
Transferred from other assets	5,124	—	5,124
Change in asset retirement obligations	42,808	—	42,808
Divestitures	(105,272)	49,291	(55,981)
Foreign currency translation	(249,723)	68,641	(181,082)
Depletion	—	(480,082)	(480,082)
Balance, December 31, 2017	$7,932,327	$(3,974,018)	$3,958,309
Capital expenditures	92,247	—	92,247
Property acquisitions	202	—	202
Transferred from exploration and evaluation assets	4,337	—	4,337
Change in asset retirement obligations	2,598	—	2,598
Divestitures	(62)	—	(62)
Foreign currency translation	107,978	(33,163)	74,815
Depletion	—	(107,462)	(107,462)
Balance, March 31, 2018	$8,139,627	$(4,114,643)	$4,024,984

At the end of each reporting period, the Company performs an assessment to determine whether there is any indication of impairment or reversal of previously recorded impairments for the cash generating units ("CGU") that comprise Oil and Gas Properties. The assessment of indicators is subjective in nature and requires Management to make judgments based on the information available at the reporting date. The Company determined that there were no indicators of impairment or impairment reversals for any of the Company's CGUs as at March 31, 2018.

7.	BANK LOAN

	March 31, 2018	December 31, 2017
Bank loan - U.S. dollar denominated(1)	$112,885	$167,159
Bank loan - Canadian dollar denominated	99,686	46,217
Bank loan - principal	212,571	213,376
Unamortized debt issuance costs	(740)	(1,238)
Bank loan	$211,831	$212,138

(1)	U.S. dollar denominated bank loan balance as at March 31, 2018 was US$87.5 million (US$133.5 million as at December 31, 2017).

On April 25, 2018, Baytex amended its credit facilities to extend maturity from June 4, 2019 to June 4, 2020. The amended revolving extendible secured credit facilities are comprised of a US$35 million operating loan (previously US$25 million) and a US$340 million syndicated loan for Baytex (previously US$350 million) and a US$200 million syndicated loan for Baytex's wholly-owned subsidiary, Baytex Energy USA, Inc. (collectively, the "Revolving Facilities").

The Revolving Facilities are not borrowing base facilities and do not require annual or semi-annual reviews. The facilities contain standard commercial covenants including the financial covenants detailed below and do not require any mandatory principal payments prior to maturity on June 4, 2020. Baytex may request an extension of the Revolving Facilities which could extend the revolving period for up to four years (subject to a maximum four-year period at any time). Advances (including letters of credit) under the Revolving Facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offered Rates, plus applicable margins. In the event that Baytex exceeds any of the covenants under the Revolving Facilities, Baytex may be required to repay, refinance or renegotiate the loan terms and may be restricted from taking on further debt or paying dividends to shareholders.

At March 31, 2018, Baytex had $15.0 million of outstanding letters of credit (December 31, 2017 - $14.6 million) under the Revolving Facilities.

At March 31, 2018, Baytex was in compliance with all of the covenants contained in the Revolving Facilities. The following table summarizes the financial covenants contained in the Revolving Facilities in place as at March 31, 2018 and as amended on April 25, 2018.

Covenant Description	Position as at March 31, 2018	March 31, 2018	April 25, 2018 and thereafter
Senior Secured Debt(1) to Bank EBITDA(2) (Maximum Ratio)	0.50:1.00	5.00:1.00	3.50:1.00
Interest Coverage(3) (Minimum Ratio)	4.56:1.00	1.25:1.00	2.00:1.00

(1)
"Senior Secured Debt" is defined as the principal amount of the bank loan and other secured obligations identified in the credit agreement. As at March 31, 2018, the Company's Senior Secured Debt totaled $227.2 million.

(2)
Bank EBITDA is calculated based on terms and definitions set out in the credit agreement which adjusts net income or loss for financing and interest expenses, unrealized gains and losses on financial derivatives, income tax, certain specific unrealized and non-cash transactions (including depletion, depreciation, exploration and evaluation expenses, unrealized gains and losses on financial derivatives and foreign exchange and share-based compensation) and is calculated based on a trailing twelve month basis. Bank EBITDA for the twelve months ended March 31, 2018 was $454.8 million.

(3)
Interest coverage is computed as the ratio of Bank EBITDA to financing and interest expenses excluding non-cash interest and accretion on asset retirement obligations, and is calculated on a trailing twelve month basis. Financing and interest expenses for the twelve months ended March 31, 2018 were $99.8 million.

8.	LONG-TERM NOTES

	March 31, 2018	December 31, 2017
6.75% notes (US$150,000 – principal) due February 17, 2021	193,515	187,770
5.125% notes (US$400,000 – principal) due June 1, 2021	516,040	500,720
6.625% notes (Cdn$300,000 – principal) due July 19, 2022	300,000	300,000
5.625% notes (US$400,000 – principal) due June 1, 2024	516,040	500,720
Total long-term notes - principal	1,525,595	1,489,210
Unamortized debt issuance costs	(14,686)	(15,026)
Total long-term notes - net of unamortized debt issuance costs	$1,510,909	$1,474,184

The long-term notes do not contain any significant financial maintenance covenants. The long-term notes contain a debt incurrence covenant that restricts the Company's ability to raise additional debt beyond the existing Revolving Facilities and long-term notes unless the Company maintains a minimum fixed charge coverage ratio (computed as the ratio of Bank EBITDA (as defined in note 7) to financing and interest expenses on a trailing twelve month basis) of 2.5:1. As at March 31, 2018, the fixed charge coverage ratio was 4.56:1.00.

9.	ASSET RETIREMENT OBLIGATIONS

	March 31, 2018	December 31, 2017
Balance, beginning of period	$368,995	$331,517
Liabilities incurred	1,899	5,825
Liabilities settled	(3,263)	(13,471)
Liabilities acquired	132	22,264
Liabilities divested	(324)	(19,940)
Accretion (note 15)	2,308	8,682
Change in estimate	699	(24,028)
Changes in discount rates and inflation rates	—	61,011
Foreign currency translation	949	(2,865)
Balance, end of period	$371,395	$368,995

10.	SHAREHOLDERS' CAPITAL
The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10,000,000 preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at March 31, 2018, no preferred shares have been issued by the Company and all common shares issued were fully paid.

The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meetings of the holders of common shares. All common shares rank equally with regard to the Company's net assets in the event the Company is wound-up or terminated.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2016	233,449	$4,422,661
Transfer from contributed surplus on vesting and conversion of share awards	2,002	20,915
Balance, December 31, 2017	235,451	$4,443,576
Transfer from contributed surplus on vesting and conversion of share awards	1,127	8,325
Balance, March 31, 2018	236,578	$4,451,901

11. PETROLEUM AND NATURAL GAS SALES

Petroleum and natural gas sales primarily consists of revenues earned from the sale of produced oil and natural gas volumes pursuant to fixed or variable price contracts including the physical delivery contracts for fixed volumes outlined in note 17. The activities that generate petroleum and natural gas sales for our Canadian and U.S. operating segments are described below.

Canada Segment

Petroleum and natural gas sales for Baytex's Canada segment primarily consists of revenues generated from the Company's interest in operated oil and natural gas properties and production taken in-kind related to its interest in non-operated oil and natural gas properties. The Company enters contracts with customers for the sale of production volumes with terms ranging from a period of one month to one year.

Under its contracts with customers, Baytex is required to deliver volumes of heavy oil, light oil and condensate, natural gas liquids and natural gas to agreed upon locations where control over the delivered volumes is transferred to the customer. Revenue is recognized when control of each unit of product is transferred to the customer with revenues due on the 25th day of the month following delivery.

Baytex's customers are primarily oil and natural gas marketers and partners in joint operations in the oil and natural gas industry. Concentration of credit risk is mitigated by marketing production to several oil and natural gas marketers under customary industry and payment terms. Baytex reviews the credit worthiness and obtains certain financial assurances from customers prior to entering sales contracts. The financial strength of the Company's customers is reviewed on a routine basis.

U.S. Segment

Petroleum and natural gas sales for Baytex's U.S. segment primarily consists of revenues generated from the Company's interest in non-operated oil and natural gas properties where the Company has not elected its right to take its production in-kind. The operator of the oil and natural gas properties that comprise the U.S. segment enters contracts with customers, conducts the activities required to transfer control of light oil and condensate, natural gas liquids and natural gas volumes to the customer, and collects and remits payments from the customer to Baytex.

The Company's petroleum and natural gas sales from contracts with customers for each reportable segment is set forth in the following table.

	Three Months Ended March 31
	2018			2017
($ thousands)	Canada	U.S.	Total	Canada	U.S.	Total
Heavy oil	$91,883	$—	$91,883	$89,746	$—	$89,746
Light oil and condensate	4,851	144,607	149,458	6,542	116,535	123,077
NGL	3,356	18,178	21,534	2,972	16,724	19,696
Natural gas sales	6,724	16,468	23,192	8,891	19,139	28,030
Total petroleum and natural gas sales	$106,814	$179,253	$286,067	$108,151	$152,398	$260,549

Included in accounts receivable at March 31, 2018 is $88.7 million (December 31, 2017 - $91.6 million) of accrued production revenue related to deliveries for periods ended prior to the reporting date.

12.	SHARE AWARD INCENTIVE PLAN
The Company recorded compensation expense related to the share awards of $3.9 million for the three months ended March 31, 2018 ($4.5 million for the three months ended March 31, 2017).

The weighted average fair value of share awards granted during the three months ended March 31, 2018 was $4.17 per restricted and performance award and $5.77 per restricted and performance award for the three months ended March 31, 2017.

The number of share awards outstanding is detailed below:

(000s)	Number of restricted awards	Number of performance awards(1)	Total number of share awards
Balance, December 31, 2016	1,508	1,737	3,245
Granted	1,636	1,584	3,220
Vested and converted to common shares	(959)	(1,043)	(2,002)
Forfeited	(157)	(25)	(182)
Balance, December 31, 2017	2,028	2,253	4,281
Granted	1,941	1,849	3,790
Vested and converted to common shares	(527)	(600)	(1,127)
Forfeited	(113)	(94)	(207)
Balance, March 31, 2018	3,329	3,408	6,737
(1) Based on underlying awards before applying the payout multiplier which can range from 0x to 2x.

13.	NET INCOME (LOSS) PER SHARE
Baytex calculates basic income per share based on the net income or loss attributable to shareholders using the weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share awards were converted. The treasury stock method is used to determine the dilutive effect of share awards whereby the potential conversion of share awards and the amount of compensation expense, if any, attributed to future services are assumed to be used to purchase common shares at the average market price during the year.

	Three Months Ended March 31
	2018			2017
	Net loss	Weighted average common shares (000s)	Net loss per share	Net income	Weighted average common shares (000s)	Net income per share
Net income (loss) - basic	$(62,722)	236,315	$(0.27)	$11,096	234,020	$0.05
Dilutive effect of share awards	—	—	—	—	2,003	—
Net income (loss) - diluted	$(62,722)	236,315	$(0.27)	$11,096	236,023	$0.05

For the three months ended March 31, 2018 and 2017, the effect of 6.7 million share awards and 1.2 million share awards, respectively, were excluded from the calculation of diluted earnings per share as they were determined to be anti-dilutive.

14.	INCOME TAXES
The provision for income taxes has been computed as follows:

	Three Months Ended March 31
	2018	2017
Net loss before income taxes	$(85,712)	$(2,085)
Expected income taxes at the statutory rate of 27.00% (2017 – 26.93%)(1)	(23,142)	(563)
Increase (decrease) in income tax recovery resulting from:
Share-based compensation	967	1,228
Non-taxable portion of foreign exchange loss (gain)	4,912	(1,334)
Effect of rate adjustments for foreign jurisdictions	(9,245)	(11,088)
Effect of change in deferred tax benefit not recognized(2)	4,912	(1,334)
Adjustments and assessments	(1,394)	(90)
Income tax recovery	$(22,990)	$(13,181)

(1)	Expected income tax rate increased due to an increase in the corporate income tax rate in Saskatchewan (from 11.75% to 12.00%).

(2)
A deferred income tax asset has not been recognized for allowable capital losses of $104 million related to the unrealized foreign exchange losses arising from the translation of U.S. dollar denominated long-term notes ($86 million as at December 31, 2017).

As disclosed in the 2017 annual financial statements, Baytex received several reassessments from the Canada Revenue Agency
(the “CRA”) in June 2016. Those reassessments denied $591 million of non-capital loss deductions that Baytex had previously claimed. In September 2016, Baytex filed notices of objection with the CRA appealing each reassessment received and is now waiting for an appeals officer to be assigned to its file. Baytex remains confident that its original tax filings are correct and intends to defend those tax filings through the appeals process.

15.	FINANCING AND INTEREST

	Three Months Ended March 31
	2018	2017
Interest on bank loan	$2,929	$2,552
Interest on long-term notes	21,582	22,640
Non-cash financing	1,191	1,130
Accretion on asset retirement obligations (note 9)	2,308	2,184
Financing and interest	$28,010	$28,506

16.	FOREIGN EXCHANGE

	Three Months Ended March 31
	2018	2017
Unrealized foreign exchange loss (gain)	$36,046	$(11,338)
Realized foreign exchange loss	171	750
Foreign exchange loss (gain)	$36,217	$(10,588)

17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Company's financial assets and liabilities are comprised of cash, trade and other receivables, trade and other payables, financial derivatives, bank loan and long-term notes.

Categories of Financial Instruments

The estimated fair values of the financial instruments have been determined based on the Company's assessment of available market information. To estimate fair values of its financial instruments, Baytex uses quoted market prices when available, or third-party models and valuation methodologies that use observable market data. Baytex aims to maximize the use of observable inputs, where practical. The fair values of financial instruments, other than financial derivatives, bank loan and long-term notes, are equal to their carrying amounts due to the short-term maturity of these instruments. The fair value of financial derivatives are based on mark-to-market values of the underlying financial derivative contracts. The fair value of the bank loan is based on the principal amount of borrowings outstanding. The fair value of the long-term notes are based on the trading value of the notes.

Fair Value of Financial Instruments

Baytex classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

•	Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

•	Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

•	Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The carrying value and fair value of the Company's financial instruments carried on the consolidated statements of financial position are classified into the following categories:

	March 31, 2018		December 31, 2017
	Carrying value	Fair value	Carrying value	Fair value	Fair Value Measurement Hierarchy
Financial Assets
FVTPL(1)
Derivatives	$16,940	$16,940	$18,510	$18,510	Level 2
Total	$16,940	$16,940	$18,510	$18,510

Assets at amortized cost
Trade and other receivables	$110,566	$110,566	$112,844	$112,844	—
Total	$110,566	$110,566	$112,844	$112,844

Financial Liabilities
FVTPL(1)
Derivatives	$(66,234)	$(66,234)	$(50,095)	$(50,095)	Level 2
Total	$(66,234)	$(66,234)	$(50,095)	$(50,095)

Financial liabilities at amortized cost
Trade and other payables	$(155,779)	$(155,779)	$(144,542)	$(144,542)	—
Bank loan	(211,831)	(212,571)	(212,138)	(213,376)	—
Long-term notes	(1,510,909)	(1,424,996)	(1,474,184)	(1,430,902)	Level 1
Total	$(1,878,519)	$(1,793,346)	$(1,830,864)	$(1,788,820)
(1) FVTPL means fair value through profit or loss.

There were no transfers between Level 1 and Level 2 in 2017 or during the three months ended March 31, 2018.

Foreign Currency Risk

The carrying amount of the Company’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
U.S. dollar denominated	US$49,169	US$51,665	US$1,138,165	US$1,294,615

Commodity Price Risk

Financial Derivative Contracts

Baytex had the following financial derivative contracts outstanding as of May 3, 2018:

	Period	Volume	Price/Unit(1)	Index	Fair Value(2) ($ millions)
Oil
Basis swap	Apr 2018 to Jun 2018	2,000 bbl/d	WTI less US$14.23/bbl	WCS	$1.9
Basis swap	Apr 2018 to Dec 2018	6,000 bbl/d	WTI less US$14.24/bbl	WCS	$14.5
Basis swap (4)	May 2018 to July 2018	2,000 bbl/d	WTI less US$17.65/bbl	WCS	$—
Fixed - Sell	Apr 2018 to Dec 2018	14,000 bbl/d	US$52.31/bbl	WTI	$(54.8)
3-way option (3)	Apr 2018 to Dec 2018	2,000 bbl/d	US$60.00/US$54.40/US$40.00	WTI	$(3.2)
Fixed - Sell	Apr 2018 to Dec 2018	4,000 bbl/d	US$61.31/bbl	Brent	$(9.1)
Fixed - Sell (4)	Jan 2019 to Dec 2019	2,000 bbl/d	US$61.70/bbl	WTI	$—
Swaption (5)	Jan 2019 to Dec 2019	2,000 bbl/d	US$59.60/bbl	WTI	$(3.8)
Swaption (4)(5)	Jan 2019 to Dec 2019	2,000 bbl/d	US$61.70/bbl	WTI	$—
3-way option (3)	Jan 2019 to Dec 2019	2,000 bbl/d	US$70.00/US$60.00/US$50.00	WTI	$1.6
3-way option (3)	Jan 2019 to Dec 2019	1,000 bbl/d	US$75.50/US$65.50/US$55.50	Brent	$0.7
Fixed - Sell (4)	Jan 2019 to Jun 2019	2,000 bbl/d	US$62.85/bbl	WTI	$—

Natural Gas
Fixed - Sell	Jan 2018 to Dec 2018	15,000 mmbtu/d	US$3.01	NYMEX	$0.9
Fixed - Sell	Apr 2018 to Dec 2018	5,000 GJ/d	$2.67	AECO	$1.9
Total					$(49.4)
Current asset					16.9
Current liability					65.6
Non-current liability					$0.7

(1)	Based on the weighted average price per unit for the period.

(2)	Fair values as at March 31, 2018. For the purposes of the table, contracts entered subsequent to March 31, 2018 will have no fair value assigned.

(3)
Producer 3-way option consists of a sold call, a bought put and a sold put. To illustrate, in a US$60/US$54.40/US$40 contract, Baytex receives WTI plus US$14.40/bbl when WTI is at or below US$40/bbl; Baytex receives US$54.40/bbl when WTI is between US$40/bbl and US$54.40/bbl; Baytex receives the market price when WTI is between US$54.40/bbl and US$60/bbl; and Baytex receives US$60/bbl when WTI is above US$60/bbl.

(4)	Contracts entered subsequent to March 31, 2018.

(5)	For these contracts, the counterparty has the right, if exercised on December 31, 2018, to enter a swap transaction for the remaining term, notional volume and fixed price per unit indicated above.

Financial derivatives are marked-to-market at the end of each reporting period, with the following reflected in the consolidated statements of income or loss:

	Three Months Ended March 31
	2018	2017
Realized financial derivatives loss (gain)	$9,841	$(274)
Unrealized financial derivatives loss (gain)	17,709	(35,614)
Financial derivatives loss (gain)	$27,550	$(35,888)

Physical Delivery Contracts

The following physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with the Company's expected sale requirements. Physical delivery contracts are not considered financial instruments, and as a result no asset or liability has been recognized in the consolidated statements of financial position.

Period	Product	Volume	Price/Unit(1)
Apr 2018 to Dec 2018	WCS	2,000 bbl/d	WTI less US$14.00/bbl

(1)	Based on the weighted average price per unit for the period.

As at March 31, 2018, Baytex had committed to deliver the following volumes of raw bitumen to market on rail:

Period	Volume
Apr 2018 to Dec 2018	5,000 bbl/d
Apr 2018	2,000 bbl/d
May 2018 to Dec 2018	2,000 bbl/d